Mail Stop 6010

February 29, 2008

Kenneth S. Boger
Senior Vice President and General Counsel
Vertex Pharmaceuticals Incorporated
130 Waverly Street
Cambridge, Massachusetts 02139

> **Re:** **Vertex Pharmaceuticals Incorporated**
> **Definitive Proxy Statement**
> **Filed April 12, 2007**
> **File No. 000-19319**

Dear Mr. Boger:

We have completed our review of your executive compensation and related disclosure and have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3635.

Sincerely,

Tim Buchmiller
Senior Attorney